                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                               ---------------

                                 SCHEDULE 13D
                                (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT NO.    )(1)
                                           ----
                                 GADZOOKS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  362553109000
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                                (CUSIP Number)

                               HAROLD E. BERRITT
                            GREENBERG TRAURIG, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 579-0500
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               SEPTEMBER 2, 1998
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




                        (Continued on following pages)




---------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 7 Pages)

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CUSIP NO. 362553109000            SCHEDULE 13D              PAGE 2 OF 7 PAGES
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  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  CLAIRE'S STORES, INC.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                  WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER                     1,042,000
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER                1,042,000
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,042,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   11.8%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
                  CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 362553109000            SCHEDULE 13D                 PAGE 3 OF 7 PAGES
----------------------                                         -----------------


ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Gadzooks, Inc., a Texas corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4121 International Parkway, Carrollton, Texas 75007.

ITEM 2.  IDENTITY AND BACKGROUND

         (a), (b), (c) This statement is being filed by Claire's Stores, Inc., a Delaware corporation (the "Reporting Person"), whose principal business and office address is 3 S.W. 129th Avenue, Pembroke Pines, Florida 33027. The Reporting Person, through its subsidiaries, is a leading mall-based retailer of teens' fashion accessories and apparel that operates more than 1,875 stores in the United States, Canada, the Caribbean, the United Kingdom and Japan. Information regarding the executive officers and directors of the Reporting Person is attached hereto as Annex A, which annex is hereby incorporated herein by reference.

         (d), (e) Neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any natural person named on Annex A hereto, during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) To the best of the Reporting Person's knowledge, each of the natural persons named on Annex A hereto is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The 1,042,000 shares of Common Stock beneficially owned by the Reporting Person were purchased with general working capital of the Reporting Person for an aggregate purchase price of $10,573,250.20 (excluding brokerage commissions).

         None of the natural persons named on Annex A hereto has contributed any funds or other consideration towards the purchase of the shares of Common Stock by the Reporting Person.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The Reporting Person purchased the shares of Common Stock based upon its belief that the shares at current market prices are undervalued and represent an attractive investment opportunity.

         The Reporting Person has attempted, without success, to arrange a meeting with the Issuer to discuss the Issuer's business operations and explore the possibility of a negotiated transaction whereby the Reporting Person could acquire a greater interest in the Issuer or the Issuer itself. The Reporting Person intends, from time to time, to purchase additional shares of Common Stock in the open market or privately negotiated transactions. In connection therewith, the Reporting Person intends to consider and review various factors on a continuous basis, including the Issuer's business, financial condition, results of operations and prospects, other developments concerning the Issuer, the reaction of the Issuer's management and Board of Directors as well as its stockholders to the Reporting Person's ownership of the Common Stock, market prices and the availability of Common Stock and general economic, financial market and industry conditions.

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CUSIP NO. 362553109000            SCHEDULE 13D                 PAGE 4 OF 7 PAGES
----------------------                                         -----------------


The Reporting Person reserves the right to change its intention at any time, as it deems appropriate.

         Except as set forth herein, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any natural person named on Annex A hereto, has any present plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, the Reporting Person was the beneficial owner of an aggregate of 1,042,000 shares of Common Stock, which constituted approximately 11.8% of the 8,843,761 shares of Common Stock outstanding as of June 8, 1998 (as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended May 2, 1998). To the best of the Reporting Person's knowledge, none of the natural persons named on Annex A hereto beneficially own any shares of Common Stock.

         (b) The Reporting Person possesses sole voting and sole dispositive power over the 1,042,000 shares of Common Stock.

         (c) All transactions in the Common Stock effectuated during the past 60 days by the Reporting Person, and, to the best of the Reporting Person's knowledge, by any natural person named in Annex A hereto, are described on Annex B hereto and are hereby incorporated herein by reference. All such transactions were effectuated for cash in the over-the-counter market. Except as described in this paragraph (c), neither the Reporting Person, nor, to the best of the Reporting Person's knowledge, any natural person named on Annex A hereto, has effectuated any transactions in the Common Stock during the past 60 days.

         (d) The Reporting Person has the sole right to receive or the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by it.

         (e)  Inapplicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any natural person named on Annex A hereto, has any contracts arrangements or understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Inapplicable.

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CUSIP NO. 362553109000            SCHEDULE 13D                 PAGE 5 OF 7 PAGES
----------------------                                         -----------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 14, 1998                 CLAIRE'S STORES, INC.



                                           By: /S/ ROWLAND SCHAEFER
                                              ----------------------------------
                                               Name:  Rowland Schaefer
                                               Title: Chairman of the Board
                                                      and President

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CUSIP NO. 362553109000            SCHEDULE 13D                 PAGE 6 OF 7 PAGES
----------------------                                         -----------------


                                     ANNEX A


            EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

         The names, business addresses, present positions and present principal occupations of the executive officers and directors of the Reporting Person are set forth below. Unless otherwise indicated, such executive officer's and director's business address is that of the Reporting Person. Each of the named individuals is a citizen of the United States of America.

               NAME AND ADDRESS                                  PRESENT POSITION AND PRINCIPAL OCCUPATION
               ----------------                                  -----------------------------------------
               Rowland Schaefer                        President, Chief Executive Officer and Chairman of the Board of
                                                       Directors of the Reporting Person

               Sylvia Schaefer                         Vice President and Director of the Reporting Person

               Ira D. Kaplan                           Senior Vice President, Chief Financial Officer and Treasurer
                                                       of the Reporting Person

               Mark A. Hoffman                         President and Chief Operating Officer of Claire's Boutiques,
               c/o Claire's Boutiques, Inc.            Inc., a wholly-owned subsidiary of the Reporting Person
               2500 West Central Road                  ("Claire's Boutiques")
               Hoffman Estates, Illinois  60195

               Marla Schaefer                          Vice Chairman of the Board of Directors of the Reporting
                                                       Person and Senior Vice President of Claire's Boutiques

               Bonnie Schaefer                         Director of the Reporting Person and Vice President -- Real
                                                       Estate of Claire's Boutiques

               Harold E. Berritt                       Director of the Reporting Person; Shareholder, Greenberg
               c/o Greenberg Traurig, P.A.             Traurig, P.A.
               1221 Brickell Avenue
               Miami, Florida 33131

               Bruce G. Miller                         Director of the Reporting Person; Senior Vice President --
               c/o Ryan Beck & Co.                     Corporate Finance of Ryan Beck & Co.
               80 Main Street
               West Orange, New Jersey 07052

               Irwin L. Kellner                        Director of the Reporting Person; President of Kellner
               40 Angler Lane                          Economic Advisors
               Port Washington, New York 11050

               Steven Tishman                          Director of the Reporting Person; Senior Managing
               c/o Bear Stearns & Co., Inc.            Director-Investment Banking Division of Bear Stearns & Co.,
               245 Park Avenue                         Inc.
               New York, New York 10167

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CUSIP NO. 362553109000            SCHEDULE 13D                 PAGE 7 OF 7 PAGES
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                                     ANNEX B


                  SCHEDULE OF TRANSACTIONS IN THE COMMON STOCK

                                                         NATURE
          NAME               TRANSACTION DATE         OF TRANSACTION          QUANTITY       PRICE PER SHARE (1)
          ----               ----------------         --------------          --------       -------------------
  Claire's Stores, Inc.          07/23/98                Purchase               5,000               12.00
  Claire's Stores, Inc.          07/23/98                Purchase              10,000               11.19
  Claire's Stores, Inc.          07/23/98                Purchase              10,000               12.00
  Claire's Stores, Inc.          07/23/98                Purchase              10,000               12.00
  Claire's Stores, Inc.          07/23/98                Purchase              10,000               11.88
  Claire's Stores, Inc.          07/23/98                Purchase              10,000               11.63
  Claire's Stores, Inc.          07/23/98                Purchase              10,000               11.63
  Claire's Stores, Inc.          07/23/98                Purchase              10,000               11.00
  Claire's Stores, Inc.          07/23/98                Purchase              10,000               10.63
  Claire's Stores, Inc.          07/23/98                Purchase              10,000               10.75
  Claire's Stores, Inc.          07/23/98                Purchase              15,000               11.50
  Claire's Stores, Inc.          07/23/98                Purchase              25,000               11.13
  Claire's Stores, Inc.          07/23/98                Purchase              25,000               11.13
  Claire's Stores, Inc.          07/23/98                Purchase              30,000               11.31
  Claire's Stores, Inc.          07/23/98                Purchase              40,000               11.13
  Claire's Stores, Inc.          07/23/98                Purchase              43,000               11.50
  Claire's Stores, Inc.          07/23/98                Purchase              47,000               11.25
  Claire's Stores, Inc.          07/23/98                Purchase             120,000               11.63
  Claire's Stores, Inc.          09/02/98                Purchase             150,000                8.88
  Claire's Stores, Inc.          09/02/98                Purchase             100,000                9.50
  Claire's Stores, Inc.          09/02/98                Purchase              85,000                8.75
  Claire's Stores, Inc.          09/02/98                Purchase              50,000                9.25
  Claire's Stores, Inc.          09/02/98                Purchase              25,000                9.25
  Claire's Stores, Inc.          09/02/98                Purchase              25,000                9.25
  Claire's Stores, Inc.          09/02/98                Purchase               8,000                9.00
  Claire's Stores, Inc.          09/04/98                Purchase              50,000                8.63
  Claire's Stores, Inc.          09/08/98                Purchase              30,000               10.38
  Claire's Stores, Inc.          09/08/98                Purchase              25,000                9.63
  Claire's Stores, Inc.          09/08/98                Purchase              10,000                9.38
  Claire's Stores, Inc.          09/09/98                Purchase               5,000               10.88
  Claire's Stores, Inc.          09/09/98                Purchase               4,000               10.50
  Claire's Stores, Inc.          09/09/98                Purchase               2,000               10.50
  Claire's Stores, Inc.          09/09/98                Purchase               1,000               10.50
  Claire's Stores, Inc.          09/09/98                Purchase               1,000               10.38
  Claire's Stores, Inc.          09/09/98                Purchase               1,000               10.50
  Claire's Stores, Inc.          09/09/98                Purchase                 600               10.50
  Claire's Stores, Inc.          09/09/98                Purchase                 500               10.50
  Claire's Stores, Inc.          09/09/98                Purchase                 500               10.50
  Claire's Stores, Inc.          09/09/98                Purchase                 400               10.50
  Claire's Stores, Inc.          09/10/98                Purchase              15,000               10.31
  Claire's Stores, Inc.          09/10/98                Purchase              10,000               10.19
  Claire's Stores, Inc.          09/10/98                Purchase               3,000               10.25

(1)  Excludes brokerage commissions.